Contact

www.linkedin.com/in/jeff-
hilde-11581532 (LinkedIn)

Top Skills

Neural Networks

Machine Learning

Patents

Patents

Shape Matching Automatic
Recognition Methods, Systems and
Articles of Manufacturing

Two Source Active Sensor System
for Three-Dimensional Vision

Aircraft Ground Effect Altimeter for
Autonomous Landing Control

Pulse Timer Providing Accuracy in
Spatially Local Dimensioning and
Visualization

Ladar Range Data Video Color
Rendering

Jeff Hilde

INVENTOR & FOUNDER at Swopblock
Martinsburg, Pennsylvania, United States

Summary

Accomplished Research Engineer with a successful track record
of Artificial Intelligence innovation for the Office of Naval Research
providing advances and breakthroughs in the navy's capability to
locate and identify mobile targets with visible, infrared, radar, and
laser video sensors.

Experience

Swopblock
INVENTOR & FOUNDER
June 2020 - Present (4 years 9 months)
Martinsburg, Pennsylvania, United States

Inventor of the Swopblock counter-party-secure exchange-party-free real-time
crypto exchange protocol. swopblock.org

Robotic Genetics, Inc.
Ai Research Scientist
June 2018 - June 2020 (2 years 1 month)
Altoona, Pennsylvania Area

Inventor of a cryptocurrency distribution interchange for fast secure peer-to-
peer cross-blockchain exchange (patent pending).

Office of Naval Research
Ai Research Scientist
June 1987 - June 2018 (31 years 1 month)
Naval Air Warfare Center, China Lake, CA

Accomplished Research Scientist with successful track record of artificial
intelligence innovation for Office of Naval Research including research
experiments, developments, inventions and 11 patents, providing multiple
breakthroughs in navy capability to locate and identify mobile targets, imaged
with visible, infrared, radar, and lidar video sensors.

Education

Walla Walla University

Bachelor's degree, Engineering